July 22, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Cicely LaMothe

Re:	Digital Realty Trust, Inc. File No. 001-32336 Form 10-K for the year ended December 31, 2008 Schedule 14A Filed on April 4, 2009

Dear Ms. LaMothe:

This letter sets forth the responses of Digital Realty Trust, Inc. (the “Company”) to the comments received by facsimile on June 12, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission regarding the Company’s annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and the Company’s definitive proxy statement filed on April 6, 2009 (the “Schedule 14A”).

For ease of review, we have set forth below each of the Staff’s comments and the Company’s responses thereto.

Form 10-K for the year ended December 31, 2008

Note 10. Incentive Plan, page 98

1.	We note your response to comment one. It does not appear that the disclosure that you proposed to include in future filings fully address the significant assumptions used to measure the fair value of Class C Unit awards. Please confirm that in future filings you will include the disclosures required by paragraph A240.e.(2) of SFAS 123R.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to fully address the significant assumptions used to measure the fair value of Class C Unit awards as required by paragraph A240.e.(2) of SFAS 123R. The Company will include this additional disclosure in the Incentive Plan note to its consolidated financial statements in future filings. The Company expects that the additional disclosure will read substantially as follows:

The fair value of the Class C Units granted during 2005 under the 2004 Incentive Award Plan was measured on the grant date using a combination of hypothetical call options that replicate the value of the payoff on the Class C Units. The fair value of each hypothetical call option was estimated at the date of grant using a Black-Scholes option pricing model. Significant assumptions used in the Black-Scholes option pricing model included an expected term of 36 months, expected stock price volatility of 21%, a risk-free interest rate of 4.1%, and a dividend yield rate of 5.4 percent. The fixed award limit under the plan is $40 million, and there were 58.8 million outstanding shares of common stock and Operating Partnership units as of the 2005 grant date.

The fair value of the Class C Units granted during 2007 under the 2004 Incentive Award Plan was measured on the grant date using a Monte Carlo simulation to estimate the probability of the multiple market conditions being satisfied. The Monte Carlo simulation uses a statistical formula underlying the Black-Scholes and binomial formulas, and such simulation was run approximately 100,000 times. For each simulation, the value of the payoff was calculated at the settlement date and was then discounted to the grant date at a risk-free interest rate. The expected value of the Class C units on the grant date was determined by multiplying the average of the values over all simulations by the number of outstanding shares of common stock and Operating Partnership units. The valuation was performed in a risk-neutral framework, so no assumption was made with respect to an equity risk premium. Other significant assumptions used in the valuation included an expected term of 36 months, expected stock price volatility of 23%, a risk-free interest rate of 4.6%, and a dividend growth rate of 5.0 percent. The fixed award limit under the plan is $17 million for the first market condition and $40 million for the second market condition, and there were 69.2 million shares of common stock and Operating Partnership units outstanding as of the 2007 grant date.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Schedule 14A

2008 Long-Term Incentive Units Award, Page 18

2.	We note your response to comment 4 of our letter dated February 3, 2009. In response to our comment, you confirmed that you would disclose the individual performance goals and other factors taken into account in awarding long-term incentive awards. However, we could not locate this disclosure. Please tell us the specific individual goals and other factors that the Compensation Committee applied in awarding long-term incentive units for 2008. Provide a similar explanation with respect to stock option grants, as noted in comment 9 of our letter dated December 8, 2008. Please also confirm that you will provide similar disclosure in your future filings.

Response:

The Company respectfully submits that, as stated on page 19 of the Proxy Statement, the Compensation Committee of the Company’s Board of Directors approves awards of long-term incentive units on the basis of several factors, including the executive officer’s total compensation package, the executive officer’s roles and responsibilities within the Company, the executive officer’s performance, any significant accomplishments of the executive officer, the Company’s financial and operating performance and competitive market data applicable to each executive officer’s position and functional responsibilities. In addition, as noted on page 19 of the Proxy Statement, the Compensation Committee may establish individual goals with respect to the grant of long-term incentive units. However, the Compensation Committee did not establish any specific individual goals with respect to long-term incentive units granted during 2008. In future filings, the Company will clarify whether equity compensation awards granted during the applicable year were based in part on specific individual performance goals and, if so, the Company will describe those goals.

As the disclosure on page 20 of the Proxy Statement indicates, certain long-term incentive units awarded in 2008 were subject to performance-based vesting based on achieving Company FFO (funds from operations) targets for the fiscal year ended December 31, 2008. The Company did not establish any additional individual performance goals with respect to the vesting of the awards.

The Company did not grant any stock options in 2008. The stock options granted in 2007 were granted on the basis of the same factors as are described in the first paragraph above, and the Company will include similar disclosure in future filings with respect to any future grants of stock options.

3.	We note your response to comment 1 of our letter dated March 17, 2009. Please tell us how you determine the number of common units distributed to each partner upon their contribution of property to the operating partnership.

Response:

Since the Company’s initial public offering, the Company has not acquired any real property through contributions to its Operating Partnership in exchange for common units. In the event the Company does acquire any real property from third parties in the future in exchange for common units of its Operating Partnership, the Company expects that the number of common units issued to the contributor would be equal to the agreed upon value of the contributed property divided by the value of a common unit calculated pursuant to the agreement governing the Operating Partnership (the “Partnership Agreement”). Pursuant to the Partnership Agreement, the value of a common unit will generally be equal to the trailing 10-day average closing sales price of the Company’s common stock, subject to adjustment in the event of stock splits and combinations and other specified events, but may, subject to the Company’s reasonable discretion, be based on the value of the Company’s common stock or a common unit as determined by negotiation between the Company and the contributor.

Since the Company’s initial public offering, the Operating Partnership has issued common units to the Company upon the Company’s contribution of cash raised in connection with common equity offerings conducted by the Company. In each such case, the number of common units issued by the Operating Partnership to the Company equaled the number of shares of common stock issued by the Company in the common equity offering.

In connection with the Company’s initial public offering, the Operating Partnership negotiated contribution agreements with the Company’s predecessor (Global Innovation Partners) and several third parties pursuant to which the Operating Partnership agreed to issue common units in exchange for the contribution by these parties of real property to the Operating Partnership. The number of common units issued to these parties was negotiated among the Company, the Operating Partnership and these parties, and was based on the relative negotiated fair values of the properties contributed.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (415) 738-6516 or by fax at (415) 738-6521 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua A. Mills
Joshua A. Mills
General Counsel and Assistant Secretary

cc:	Julian T. Kleindorfer, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP